BIOPACK ENVIRONMENTAL SOLUTIONS INC.
Room 1302, 13/F, Enterprise Centre, 4 Hart Avenue,
Tsim Sha Tsui, Kowloon, Hong Kong
Tel: 852.35865.1383

December 21, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:      John Reynolds, Assistant Director

Dear Mr. Reynolds:

Re:	Biopack Environmental Solutions Inc. (the “Company”)
Form PREM 14A
Filed August 5, 2010
File No. 000-29981

               We write in response to your letter dated November 3, 2010 with respect to the above-noted filing of the Company. We provide below our responses to your comments. We have also provided a blacklined copy of the Preliminary Schedule 14A showing the changes from our previous filing (attached as Schedule “A” to this letter). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

               Please note that we recently received a letter from the landlord for the premises where our factory is located demanding payment of outstanding rent together with penalty interest in the aggregate amount of RMB 1,670,480 (approximately $250,644.21) . Our landlord has informed us that if we have not paid this amount by the end of December 2010, our lease for these premises will be terminated. If the lease for our factory is terminated, we will be forced to cease operations. As these operations are our only source of revenue, this would put us out of business. The sale of our factory to a third party that can afford to pay the rent (and that will relieve us from that obligation) is the subject of our Schedule 14A and it is now in serious jeopardy. It that sale is not completed soon, we will be out of business. Therefore, we ask you to expedite the review of this filing so that the sale can be completed in time.

Summary, page 1

1.	We note your response to comment three in our letter dated September 1, 2010. It appears that your cross-reference is still incorrect. Please revise accordingly.

Response: We are not sure why the cross-reference still appears incorrect on your end. “Effects of Transaction” was cross-referenced to page 11 of the Amendment No.1 to the Schedule 14A (the “Amendment No. 1”), which had a heading entitled “Our Business to be Conducted after the Sale.” We note that the page numbers that you are referencing in your comments do not seem to match the page numbers of the Amendment No.1, as filed on EDGAR. For example, on your comment 4, you state that the dispute regarding ownership of approximately 22.29% shares is referenced on page 15. However, that discussion appears on the page marked as page 14 of the Amendment No. 1, as filed on EDGAR.

Business of Well Talent Technology Limited, page 11

2.

We note your response to comment eight in our letter dated September 1, 2010, specifically the new disclosure on page 11. Please expand your disclosure to explain your basis for your beliefs that “Well Talent has familiarity within the packaging industry and production manufacturing” and that “Well Talent has the means to raise adequate capital to operate and expand on our factory’s production and capacity levels.”

Response: We have revised page 10 of the Schedule 14A to reflect your comment.

Past Contacts, Transactions or Negotiations . . . page 11

3.

We note your response to comment nine in our letter dated September 1, 2010, and we partially re-issue that comment. Please revise your background section to address contacts between the parties, including when subsequent, significant contacts took place, what individuals were involved, and what material terms were discussed. In this regard, it appears the purchaser loaned you approximately $4 million in April 2010, after the unsolicited meeting with the purchaser but before the signing of the memorandum of understanding. It is unclear what the loan was for, what the terms were, and what role it played in the background and negotiation of the proposed transaction. Please revise accordingly.

Response: We have revised page 10 of the Schedule 14A to reflect your comment.

4.

In this regard, it is unclear if the purchasers have been involved in your industry or are your competitors. Also, please revise to address the extent to which the “dispute with Albert Oung, Oung Cheng Hai, Good Value Galaxy Limited and Joyful Services Limited regarding ownership of approximately 22.29% shares of our common stock outstanding,” as referenced on page 15, was a factor in the background or negotiations. Please revise page 15 to further clarify the parties and nature of the dispute.

Response: The Company has revised pages 10 and 14 of the Schedule 14A to reflect your comment.

5.

We note your response to comment 11 in our letter dated September 1, 2010, and we re-issue that comment. We note the $2 million gain on sale of subsidiaries referenced on page six of your financial statements. Please revise to summarize the sale and address whether and how it played a role in the background of the currently proposed sale.

Response: It seems that there is a misunderstanding regarding this issue. There has been no sale of subsidiaries. Roots Biopack Group Limited was dissolved. The assets of this company consisted of the shares of three wholly-owned subsidiaries, Eglinton Group Limited, Expert Results Group Limited and Roots Biopack Limited. The voluntary liquidator in charge of the liquidation of Roots Biopack Group Limited is in the process of dissolving these three subsidiaries.

The dissolved Roots Biopack Group Limited (including it’s subsidiaries) had a negative net asset value before dissolution. Prior to the dissolution of this subsidiary, our consolidated financial statements showed the entire negative net asset value of Roots Biopack Group Limited. Because we were only a shareholder of Roots Biopack Group Limited, we were able to limit our liability upon dissolution to the amount of our investment. The $2.1 million gain on disposal of subsidiaries is the result of our ability to limit our loss on our investment in a company with limited liability.

We would also like to emphasize that the dissolution of these dormant subsidiaries did not play any role in the background of the currently proposed sale. As stated in footnote 14 to our annual financial statements for the years ended December 31, 2009 and 2008, the dissolution occurred on September 18, 2009, long before we met the current purchaser.

The main purpose for dissolving Roots Biopack Group Limited and its subsidiaries was to clean up the company structure to keep it more linear. For your reference, we are attaching an organization chart prior to this reorganization as Schedule “B” to this letter.

In order to clean up the original organizational structure, we shifted Roots Biopark Ltd., Roots Biopack (Intellectual Property) Limited and Jiangmen Roots Biopack Ltd. (the subsidiaries currently being proposed to be sold) out of Roots Biopack Group Limited and put them under Biopack Environmental Limited. These three subsidiaries were the only functional companies under Roots Biopack Group Limited.

We had no use for the rest of the companies under Roots Biopack Group Limited (i.e. Eglinton Group Limited, Expert Results Group Limited and Roots Biopack Limited) and they were dormant and (still are).

Financial Statements, page 17

6.

We note your response to comment 22 from our letter dated September 1, 2010. Please identify the financial statements of Roots Biopark Limited (RBL), Roots Biopack (Intellectual Property) Limited, and Jiangmen Roots Biopack Limited for both the fiscal year ended December 31, 2009 and the interim period ended June 30, 2010 as unaudited. Your current presentation identifies only the interim period financials for each entity as unaudited.

Response: We have revised the Schedule 14A to identify these financial statements as unaudited.

Unaudited Condensed Pro-forma Financial Statements, page F-1

7.	We note your revised pro forma financial statements as of and for the years-ended December 31, 2008, December 31, 2009, and the six months-ended June 30, 2010.

Please remove your pro forma balance sheets as of December 31, 2008 and December 31, 2009. See Rule 11-02(c)(1) of Regulation S-X.

Response: We removed the pro forma balance sheets as of December 31, 2008 and December 31, 2009.

8.

Please tell us whether your revenues and cost of sales were generated by the subsidiaries to be sold. If so, explain to us why you believe the presentation of revenues and cost of sales is factually supportable, and tell us whether the distributor agreement with Well Talent has been consummated.

Response: The distribution agreement with Well Talent has not been consummated. Revenue and cost of sales is factually supported because the sales agreement is with Biopack Environmental Ltd., which is and will still be our subsidiary after the transaction. Note 1 of the 2009/2008 pro forma financial statements also discusses this issue.

Revenues and cost of sales were generated from and at the Hong Kong office level (i.e. Biopack Environmental Ltd.) and had nothing to do with the subsidiaries being sold. The Jiangmen factory was only given internal production order documents, from which they determined their production levels and planning, and what to ship in the containers. The Hong Kong office was responsible for sales, pricing and only needed to send the necessary funds to the factory to keep it in operation. We have verbally agreed with Well Talent that we will fix their selling price to us at a level that allows us to enjoy a generous margin on our sales, however we will negotiate this price at the completion of the sale. The sale price will also be calculated on a volume basis, so we may increase our margins with increasing sales. We will also consummate the distribution agreement at that time. Prices will be reviewed and adjusted quarterly as mutually agreed. We have not done this as we have not been sure as to the completion date of the sale or success of obtaining the shareholder approval. If we had already consummated the distribution agreement at the beginning time of the gathering of information for the Schedule 14A, it would have already been half way to expiration. Therefore the presentation of revenues and cost of sales is factually supportable, as not only will we be selling at a level that allows us to realize immediate profit, we will not have to worry about the burn rate and severe losses that the factory incurs on their production.

Biopack Environmental Solutions (“BEL”) holds the distribution agreement with Moonen Packaging, who represent almost all of its sales and revenue. In this agreement, Well Talent needs support from BEL as we have the existing customers, marketing knowledge and international contacts. In addition (as per the distribution agreement with Well Talent), while BEL will procure the products exclusively from Well Talent, this is only the products they sell and/or that also contain the “ROOTS BIOPACK” logo. We are in no way restricted from buying other bagasse products which have characteristics which differ from Well Talents current product inventory or which they don’t have. We are also not obligated to bring new products which we wish to produce to them. We are also in no way restricted from selling other products from other factories or suppliers, which we believe will compliment our existing line up, or are in line with our environmentally and socially responsible company image.

Therefore we believe that this agreement is very favorable to BEL, as we will continue to sell products to Moonen and to Solupack (our newest client) and our other clients, with an immediate profit realized. Plus, we will be able to focus on more marketing and sales efforts as we do not have to worry about factory operations and raising money to support it.

9.

Please revise your Condensed Pro Forma Statements of Operations to remove your ‘Revenue and Cost of Sales’ adjustment from each of the respective periods presented as we believe such adjustment is not factually supportable. Your reduced costs of sales and improved gross profit margins appear to be projections rather than factually supportable adjustments within the context of Rule 11-02 of Regulation S-X. Please discuss in the footnotes the impact that the dispositions and distribution agreements will have on your results of operations and liquidity.

Response: We have revised the pro forma financial statements to reflect your comment.

10.

Please revise your pro forma statements of operations to present only the portion of the income statement through income from continuing operations. In this regard, please remove your adjustments titled ‘Gain/(Loss) on disposal of Asset’ and ‘Proceeds from Sale of Subsidiaries’ from the Condensed Pro Forma Statements of Operations for each period presented. Any gain on sale may be disclosed in the Notes to Condensed Pro Forma Financial Statements as an adjustment to your pro forma retained earnings with an accompanying explanation.

Response: We have revised the pro forma financial statements to reflect your comment.

Biopack Environmental Solutions Inc. Consolidated Financial Statements

11.

It appears from your presentation within your pro forma financial statements that you believe the sale of subsidiaries represent discontinued operations under FASB ASC 205-20. We note on page 11 that you signed a memorandum of understanding for the sale of RBL and its subsidiaries on May 11, 2010. Accordingly, it appears that the businesses being sold met the criteria in FASB ASC 205-20-45-1 and related guidance to be considered discontinued operations at June 30, 2010. Accordingly, please revise your consolidated financial statements to retrospectively reclassify all historical periods presented to report the results of the components to be sold in discontinued operations. Alternatively, explain to us why the subsidiaries should not be classified as discontinued operations in accordance with FASB ASC 205-20.

Response: We have revised the financial statements to reflect your comment. In addition, we propose to file amended Form 10-Qs for the periods ended June 30, 2010 and September 30, 2010 to reflect your comment. Blacklined copies of amended Form 10-Qs showing the changes from the originally filed Form 10-Qs are attached as Schedule “C” and Schedule “D”, respectively. We propose to file the amended Form 10-Qs prior to mailing and filing of the Definitive Schedule 14A.

Proxy Card

12.	Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

Response: We have revised the proxy card to reflect your comment.

13.	We note your response to prior comment 32 regarding votes for which you do not receive instructions from shareholders. Please revise the Q&As on page five to address the effect of blank proxy cards.

Response: We note that the Q&A already includes this disclosure on page 4 of the Schedule 14A as follows:

“What happens if I do not make specific voting choices?

If you are a stockholder of record and you submit your proxy without specifying how you want to vote your shares, then the proxy holder will vote your shares in the manner recommended by our board of directors.”

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed October 12, 2010

Notes to the Consolidated Financial Statements, page 7

 14. Gain on Disposal of Subsidiaries, page 23

14.

We note your response to comment 33 from our letter dated September 1, 2010 and your revised disclosures at footnote 14 and within MD&A of both your proxy statements and amended Form 10-K. Your disclosures indicated you disposed of Roots Biopack Group Limited by liquidation. Please explain to us if you sold your dormant subsidiaries to a purchaser and, if so, the date and terms of the transfer. Also describe to us how you determined the $2.1 million gain on the disposal of your subsidiaries in 2009.

Please see our response to your comment 5.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/ Sean Webster
Sean Webster
Chief Financial Officer